Exhibit A
CARL C. ICAHN
767 Fifth Avenue, Suite 4700
New York, New York 10153

January 9, 2018

John V. Genova
Chairman of the Board
SandRidge Energy, Inc.
123 Robert S. Kerr Avenue
Oklahoma City, Oklahoma 73102

Re: Moving Beyond the Bonanza Debacle

Dear John:

We were obviously pleased that you made the wise choice to terminate the Bonanza merger agreement, but we still have grave concerns about many of the things this board of directors has permitted to happen at SandRidge. We believe the current directors were remiss in attempting to ram through a dilutive, overpriced and value-destroying acquisition without at the very least reaching out and discussing this with the company's shareholders. This was especially insulting considering management's post-bankruptcy promises to protect the balance sheet, reduce operating costs, generate free cash flow and develop SandRidge's significant remaining inventory in the Northwest Stack and North Park Basin in a disciplined manner. At the risk of sounding cynical, we believe the primary effect of the deal would have been to entrench yourselves at the expense of shareholders.

Additionally, we question why you refuse to hold James Bennett accountable for his history with SandRidge during a period of massive value destruction, including an ill-advised acquisition binge, a bankruptcy filing, Bennett presiding over a $90 million payout to the former CEO, and taking over $50 million in compensation for himself, all while the shareholders suffered. Further, your attempt to entrench yourselves by adopting an unorthodox poison pill intended to prevent large shareholders from talking with one another to oppose the Bonanza acquisition would make a totalitarian dictator blush. Over the years we have unfortunately seen many boards attempt to take advantage of owners, but we cannot recall another situation where a board has gone to such lengths to completely eviscerate shareholder rights. Your apparent disregard for any semblance of accountability to the owners of SandRidge reminds me of the medieval belief in the divine right of kings.

Based on the above, we are very concerned that, without shareholder representation, the board of directors cannot be trusted to oversee management to ensure that the sins of the past are not repeated. Therefore, as we discussed preliminarily with Mr. Bennett last week, we believe the following changes must be instituted immediately:

1.
Two of the five members of the board of directors must resign and be replaced by new directors to be designated by the shareholders. As SandRidge's largest shareholder, we would expect to designate one of the new directors. The right to designate the other director should be offered to SandRidge's other four or five largest shareholders. If none are willing to do so then we would agree to designate both new directors.

2.
SandRidge must agree that going forward any new extraordinary transactions (including major acquisitions, divestitures, equity issuances and the like), as well as any material changes to the company's compensation arrangements, must be approved by a super-majority vote of the board (i.e., a vote of four out of the five directors).

3.
According to SandRidge's own disclosure, the board purportedly adopted the poison pill to comply with the company's obligations under the merger agreement with Bonanza and the pill was designed to protect shareholders' right to vote on the associated share issuance proposal. Since the Bonanza merger agreement has been terminated and the share issuance proposal has been abandoned, it stands to reason that SandRidge must now terminate the pill. If the board nevertheless insists on keeping the poison pill in place through the upcoming annual meeting of shareholders, then at the very least the pill must be amended in the interim to delete the "Acting in Concert" provision and to increase the trigger threshold from 10% to 25%. As you must already suspect, it is a virtual certainty that the pill will be voted down in its entirety at the annual meeting in any event, so making these modest changes should be a no-brainer.

We understand that you intend to meet next week with some of SandRidge's largest shareholders to discuss their views on the future of the company. We obviously support this and encourage a fulsome and ongoing dialogue between the board and the company's owners and, while we are extremely troubled by your lack of urgency, we nevertheless look forward to meeting with you on January 17th as part of this process. But that should by no means be the exclusive forum for discussing issues vital to the company's continued existence. If the pill is not terminated immediately then SandRidge should dispel lingering shareholder concerns by making a public announcement, by no later than Thursday, January 11th, stating unequivocally that discussions among shareholders concerning the above proposed changes – and any other corporate governance changes suggested by other shareholders – will not trigger the pill. As you might be aware, the Delaware courts have not ruled on the validity of "Acting in Concert" provisions but we are convinced they are illegal and would be happy to debate the matter before a Delaware judge if you insist.

We expect that you will act quickly and decisively regarding the matters described above. The last thing we want to see is more money squandered on unnecessary and distracting fights. However, be assured that if you continue to turn a blind eye to the interests of shareholders, we will not hesitate to take whatever actions we deem necessary to protect our investment.

Very truly yours,

CARL C. ICAHN